SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended June 30, 2009
Commission File Number 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Translation of registrant’s name into English)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                                     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-☐.

QUARTERLY REPORT
Quarter Ended June 30, 2009
Currency of Presentation and Certain Defined Terms
     In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our unaudited consolidated condensed interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to the unaudited interim condensed consolidated financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards, to “SIC” are to Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.
     References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.
     References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries.
          Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on June 30, 2009 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.47.74 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
     Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.
Forward-Looking and Cautionary Statement
          IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED AND/OR FURNISHED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1. FINANCIAL STATEMENTS
DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
Particulars	Note	June 30, 2009		June 30, 2009		March 31, 2009
		Convenience
		translation in to U.S.$
ASSETS
Current assets
Cash and cash equivalents	6	U.S.$	130	Rs.	6,184	Rs.	5,596
Other investments			9		422		530
Trade receivables, net			280		13,374		14,592
Inventories	7		292		13,933		13,226
Derivative financial instruments			—		13		—
Current tax assets			8		377		58
Other current assets			105		5,024		5,008

Total current assets		U.S.$	824	Rs.	39,327	Rs.	39,010

Non-current assets
Property, plant and equipment	8		439		20,970		20,882
Goodwill	9		153		7,311		7,300
Other intangible assets	10		303		14,457		14,879
Investment in equity accounted associates			6		273		262
Deferred income tax assets			32		1,531		1,259
Other non-current assets			4		212		199

Total non-current assets		U.S.$	937	Rs.	44,754	Rs.	44,781

Total assets		U.S.$	1,761	Rs.	84,081	Rs.	83,791

LIABILITIES AND EQUITY
Current liabilities
Trade payables		U.S.$	144	Rs.	6,873	Rs.	5,987
Derivative financial instruments			—		—		332
Current income tax liabilities			42		2,020		633
Bank overdraft	6		10		473		218
Short-term borrowings			58		2,778		5,850
Long-term borrowings, current portion			78		3,747		3,501
Provisions			23		1,078		1,928
Other current liabilities			176		8,389		8,103

Total current liabilities		U.S.$	531	Rs.	25,358	Rs.	26,552

Non-current liabilities
Long-term loans and borrowings, excluding current portion		U.S.$	191	Rs.	9,111	Rs.	10,132
Provisions			1		46		42
Deferred tax liabilities			91		4,345		4,669
Other liabilities			8		389		351

Total non-current liabilities		U.S.$	291	Rs.	13,891	Rs.	15,194

Total liabilities		U.S.$	822	Rs.	39,249	Rs.	41,746

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
Particulars	Note	June 30, 2009		June 30, 2009		March 31, 2009
		Convenience
		translation in to U.S.$
Equity
Share capital		U.S.$	18	Rs.	843	Rs.	842
Equity shares held by controlled trust			—		(5)		(5)
Share premium			426		20,321		20,204
Share based payment reserve			13		601		676
Retained earnings			435		20,750		18,305
Other components of equity			49		2,322		2,023

Total equity		U.S.$	939	Rs.	44,832	Rs.	42,045

Total liabilities and equity		U.S.$	1,761	Rs.	84,081	Rs.	83,791

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS
(in millions, except share and per share data)

		Three months ended June 30,
Particulars	Note	2009		2009		2008
		Convenience
		translation
		into U.S.$
Revenues		U.S.$	381	Rs.	18,189	Rs.	15,038
Cost of revenues			168		8,017		7,544

Gross profit		U.S.$	213	Rs.	10,172	Rs.	7,494

Selling, general and administrative expenses			124		5,927		5,085
Research and development expenses			21		985		1,050
Other expense/(income), net	13		(1)		(35)		241

Total operating expenses, net		U.S.$	144	Rs.	6,877	Rs.	6,376

Results from operating activities			69		3,295		1,118

Finance income			2		88		320
Finance expense			(5)		(223)		(243)

Finance (expense)/income, net	14		(3)		(135)		77
Share of profit of equity accounted investees, net of income tax			—		11		—

Profit before income tax			66		3,171		1,195
Income tax expense	19		(15)		(726)		(84)

Profit for the period		U.S.$	51	Rs.	2,445	Rs.	1,111

Attributable to:
Equity holders of the Company			51		2,445		1,111
Non-controlling interest			—		—		—

Profit for the period		U.S.$	51	Rs.	2,445	Rs.	1,111

Earnings per share	16
Basic earnings per share of Rs.5/- each		U.S.$	0.30	Rs.	14.51	Rs.	6.61
Diluted earnings per share of Rs.5/- each		U.S.$	0.30	Rs.	14.45	Rs.	6.58
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(in millions, except share and per share data)

	Three months ended June 30,
	2009		2009		2008
	Convenience
	translation in to
	U.S.$
Profit for the period	U.S.$	51	Rs.	2,445	Rs.	1,111
Other comprehensive income

Changes in fair value of available for sale financial instruments	U.S.$	—	Rs.	8	Rs.	4
Foreign currency translation adjustments		2		110		1,398
Effective portion of changes in fair value of cash flow hedges, net		6		289		(725)
Income tax on other comprehensive income		(2)		(108)		117

Other comprehensive income for the period, net of income tax	U.S.$	6	Rs.	299	Rs.	794

Total comprehensive income for the period attributable to the owners of the Company	U.S.$	57	Rs.	2,744	Rs.	1,905

Attributable to:

Owners of the company		57		2,744		1,905
Non-controlling interest		—		—		—

Total comprehensive income for the period	U.S.$	57	Rs.	2,744	Rs.	1,905

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(in millions, except share and per share data)

						Share		Equity shares
						based		held by a			Other
				Share		payment		controlled			components of
Particulars	Share capital			premium		reserve		trust*	Retained earnings		equity		Total
	Shares	Amount		Amount		Amount		Amount	Amount		Amount		Amount

Balance as of April 1, 2009	168,468,777	Rs.	842	Rs.	20,204	Rs.	676	Rs. (5)	Rs.	18,305	Rs.	2,023	Rs.	42,045
Issue of equity shares on exercise of options	198,493		1		117		(115)	—		—		—		3
Share based payment expense	—		—		—		40	—		—		—		40
Total comprehensive income	—		—		—		—	—		2,445		299		2,744

Balance as of June 30, 2009	168,667,270	Rs.	843	Rs.	20,321	Rs.	601	Rs. (5)	Rs.	20,750	Rs.	2,322	Rs.	44,832

Convenience translation into U.S. $			18		426		13	—		435		49		939

Balance as of April 1, 2008	168,172,746	Rs.	841	Rs.	20,036	Rs.	709	Rs. (5)	Rs.	24,211	Rs.	1,558	Rs.	47,350
Issue of equity share on exercise of options	124,637		1		72		(68)	—		—		—		5
Share based payment expense	—		—		—		34	—		—		—		34
Total comprehensive income	—		—		—		—	—		1,111		794		1,905

Balance as of June 30, 2008	168,297,383	Rs.	842	Rs.	20,108	Rs.	675	Rs. (5)	Rs.	25,322	Rs.	2,352	Rs.	49,294

* The number of equity shares held by a controlled trust as of April 1, 2008, June 30, 2008, April 1, 2009 and June 30, 2009 was 82,800.
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOW
(in millions)

	For the three months ended June 30,
Particulars	2009		2009		2008
	Convenience
	translation into
	U.S.$
Cash flows from operating activities:

Profit for the period	U.S.$	51	Rs.	2,445	Rs.	1,111
Adjustments for:
Income tax expense		15		726		84
Profit on sale of investments		—		(8)		(75)
Depreciation and amortization		24		1,134		933
Allowance for sales returns		4		175		160
Allowance for doubtful trade receivable		1		28		36
Inventory write-downs		2		81		37
(Profit)/loss on sale of property, plant and equipment, net		—		12		(3)
Equity in (gain)/loss of equity accounted investees		—		(11)		—
Unrealized exchange (gain)/loss, net		9		437		(289)
Interest expense, net		1		59		174
Share based payment expense		1		40		34
Negative goodwill on acquisition of business		—		—		(150)
Changes in operating assets and liabilities:						—
Trade receivables		12		589		(1,654)
Inventories		(19)		(905)		(1,075)
Other assets		—		10		37
Trade payables		22		790		1,752
Other liabilities and provisions		(19)		(887)		(1)
Income tax paid		(8)		(400)		(192)

Net cash from operating activities	U.S.$	96	Rs.	4,315	Rs.	919

Cash flows used in investing activities:
Expenditures on property, plant and equipment		(15)		(442)		(1,300)
Proceeds from sale of property, plant and equipment		—		6		8
Purchase of investments		(104)		(4,979)		(5,867)
Proceeds from sale of investments		107		5,103		7,435
Expenditures on intangible assets		—		(15)		(101)
Payment of contingent consideration		—		—		(26)
Cash paid for acquisition of business, net of cash received		—		—		(3,089)
Interest received		—		16		55

Net cash used in investing activities	U.S.$	(12)	Rs.	(311)	Rs.	(2,885)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOW
(in millions)

	For the three months ended June 30,
Particulars	2009		2009		2008
	Convenience
	translation into
	U.S.$
Cash flows used in financing activities:
Interest paid		(3)		(153)		(238)
Proceeds from issuance of equity shares		—		3		5
Repayment of short term loans and borrowings, net		(63)		(3,002)		(1,678)
Repayment of long term loans and borrowings, net		(17)		(797)		(478)

Net cash used in financing activities	U.S.$	(83)	Rs.	(3,949)	Rs.	(2,389)

Net decrease in cash and cash equivalents		1		55		(4,355)
Effect of exchange rate changes on cash and cash equivalents		6		278		196
Cash and cash equivalents at the beginning of the period		113		5,378		6,987

Cash and cash equivalents at the end of the period	U.S.$	120	Rs.	5,711	Rs.	2,828

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.
Note:	The property, plant and equipment purchased on credit during the three months ended June 30, 2009 and June 30, 2008 were Rs.0 and Rs.42, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
1. Reporting Entity
     Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, India. The Company’s principal areas of operation are in pharmaceutical services and active ingredients, global generics, and proprietary products. The Company’s principal research and development facilities are located in Andhra Pradesh, India; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India and Cuernavaca-Cuautla, Mexico; and its principal marketing facilities are located in India, Russia and other countries of former Soviet Union, the United States, the United Kingdom and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, also on the New York Stock Exchange in the United States.
2. Basis of preparation of financial statements
a) Statement of compliance
     These unaudited condensed consolidated interim financial statements as at and for the three months ended June 30, 2009 have been prepared under the historical cost convention on the accrual basis, except for certain financial instruments which have been measured at fair values. These unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34, “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009. These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on September 2, 2009.
b) Presentation of financial statements
     The Company applies revised IAS 1, “Presentation of Financial Statements” (2007), which became effective as of April 1, 2009. As a result, the Company presents in the consolidated statements of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statements of comprehensive income. This presentation has been applied in these unaudited condensed consolidated interim financial statements as of and for the three months period ended on June 30, 2009. Comparative information has been re-presented so that it is also in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.
c) Significant accounting policies
     The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2009 contained in the Company’s Annual Report on Form 20-F.
d) Functional and presentation currency
     The unaudited condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of DRL. Functional currency of an entity is the currency of the primary economic environment in which the entity operates.
     In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent company. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.
     In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions. The assets and liabilities of such subsidiaries are translated into Indian rupees at the rate of exchange prevailing as at the reporting date. Revenues and expenses are translated into Indian rupees at average exchange rates prevailing during the year.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
2. Basis of preparation of financial statements (continued)
     Resulting translation adjustments are included in foreign currency translation reserve. All financial information presented in Indian Rupees has been rounded to the nearest million.
e) Convenience translation
     The accompanying unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the unaudited condensed consolidated interim financial statements as of June 30, 2009 have been translated into United States dollars at the noon buying rate in New York City on June 30, 2009 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1.00 = Rs.47.74. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.
f) Use of estimates and judgments
     The preparation of condensed consolidated interim financial statements in conformity with IAS-34 requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
     As at March 31, 2009, due to certain adverse market developments and consequential impairment losses recorded by the Company in its betapharm cash-generating unit, the Company reviewed the useful life of its indefinite life intangible asset trademark/brand –‘beta’ and determined it to be a finite life intangible asset with a useful life of 12 years. The consequent effect of this change in the amortization expense has been recognized from and after April 1, 2009. In preparing these unaudited condensed consolidated interim financial statements the significant judgments made by the management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2009.
g) Recent accounting pronouncements
Standards early adopted by the Company
•	IFRS 3 (Revised), “Business Combinations” (2008), as amended, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the Company as at April 1, 2009. Business combinations consummated after April 1, 2009 will be impacted by this standard. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39, “Financial Instruments: Recognition and Measurement: Eligible Hedged Items”. Consideration, after this amendment, will include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be carried out through net profit in the income statements. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any non-controlling interest (“NCI”) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method will result in a marginal difference in the measurement of goodwill from the measurement under existing IFRS 3; however, the second approach will require recording goodwill on NCI as well as on the acquired controlling interest. Upon consummating a business transaction in the future, the Company is likely to adopt the first method for measuring NCI.

•	IAS 27, “Consolidated and Separate Financial Statements” (2008), as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted, provided that IFRS 3 (Revised) is also early adopted. This standard was early adopted by the Company as at April 1, 2009. It requires a mandatory adoption of an economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of an interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally, purchase of some or all of the NCI is treated as a treasury transaction and accounted for in equity, and a partial disposal of an interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed of and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This standard requires an entity to attribute the NCI’s share of net profit and reserves to the NCI even if this results in the NCI having a deficit balance.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
2. Basis of preparation of financial statements (continued)
g) Recent accounting pronouncements (continued)
•	IFRS 8, “Operating Segments”, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the Company as at March 31, 2009. IFRS 8 replaces IAS 14, “Segment Reporting”. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting provided to the chief operating decision maker. The application of this standard did not result in any significant change in the Company’s segmental disclosures. Goodwill has been allocated in accordance with the requirements of this standard.
Recently adopted accounting pronouncements
•	IAS 1 (Revised), “Presentation of Financial Statements” (2007) is applicable for annual periods beginning on or after January 1, 2009. This standard was adopted by the Company as at April 1, 2009. As a result of the adoption of this standard, the title for the balance sheet has been changed to ‘Statement of Financial Position’. Furthermore, the Company has included in its unaudited condensed consolidated interim financial statements two statements to display all items of income and expense recognized during the period - i.e., an ‘Income Statement’ and a ‘Statement of Comprehensive Income’.
Standards issued but not yet effective and not early adopted by the Company
•	IFRIC Interpretation 18, “Transfers of Assets from Customers”, defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both. The item of property, plant and equipment is to be initially recognized by the Company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue shall be recognized for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the useful life of the transferred asset used to provide the ongoing service. This interpretation is to be applied prospectively to transfers of assets from customers received on or after July 1, 2009. Earlier application is permitted provided the valuations and other information needed to apply the information to past transfers were obtained at the time the transfer occurred. The Company intends to prospectively adopt this interpretation for all assets transferred after July 1, 2009. This interpretation is not expected to have a significant impact on the Company’s unaudited condensed consolidated interim financial statements.

In April 2009, the IASB issued “Improvements to IFRSs 2009” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. The Company is evaluating the impact these amendments will have on the Company’s unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
3. Segment reporting
     The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The operating segments reviewed by the CODM are as follows:
•	Pharmaceutical Services and Active Ingredients (“PSAI”);

•	Global Generics; and

•	Proprietary Products.
     Pharmaceutical Services and Active Ingredients. This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.
     Global Generics. This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This reportable segment was formed through the combination and re-organization of the Company’s former Formulations and Generics segments in the year ended March 31, 2009.
     Proprietary Products. This segment involves the discovery of new chemical entities for subsequent commercialization and out-licensing. It also involves the Company’s specialty pharmaceuticals business which engages in sales and marketing operations for in-licensed and co-developed dermatology products.
     The CODM reviews gross profit as a performance indicator for all three of the above segments. The Company does not review the total assets and liabilities for each segment. The property, plant and equipment used in the Company’s business, and the related depreciation and amortization expenses, are not fully identifiable with or allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since allocation among the various segments is not possible.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
3. Segment reporting (continued)

Information about segments:							For the three months ended June 30,
Segments	PSAI				Global Generics				Proprietary Products				Others				Total
	2009		2008		2009		2008		2009		2008		2009		2008		2009		2008

Segment revenue (Note 1)	Rs.	4,869	Rs.	4,613	Rs.	13,020	Rs.	10,287	Rs.	112	Rs.	38	Rs.	188	Rs.	99	Rs.	18,189	Rs.	15,038

Gross profit	Rs.	1,704	Rs.	1,499	Rs.	8,313	Rs.	5,942	Rs.	73	Rs.	31	Rs.	82	Rs.	22	Rs.	10,172	Rs.	7,494

Selling, general and administrative expenses																		5,927		5,085

Research and development expenses																		985		1,050

Other expense/(income), net																		(35)		241

Results from operating activities																		3,295		1,118

Finance income, net																		135		77

Share of profit/(loss) of equity accounted investees																		11		—

Profit before income tax																		3,171		1,195

Income tax expense																		(726)		(84)

Profit for the period																	Rs.	2,445	Rs.	1,111

Note 1: Segment revenue for the three months ended June 30, 2009 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at cost of Rs.639 (as compared to Rs.585 for the three months ended June 30, 2008) and inter-segment revenues from Global Generics to PSAI which is accounted for at cost of Rs.0 (as compared to Rs.4 for the three months ended June 30, 2008).
Analysis of revenue by geography within Global Generics segment:
     During the fiscal year ended March 31, 2009 , although resource allocation was done by the CODM at the Global Generics level, certain additional information (revenue and gross profit) with respect to the Company’s formulations and generics businesses continued to be reviewed by the CODM and, accordingly, further detailed information was included in the segment’s disclosures. However, effective April 1, 2009, the CODM no longer reviews information with respect to the Company’s formulations and generics business. Accordingly, the separate financial information relating to the Company’s formulations and generics business is no longer provided. Instead, the CODM reviews the geographical composition of revenues within the Global Generics segment. Accordingly, the geographical revenue information within the Global Generics segment has been provided for the three months ended June 30, 2009 with corresponding comparative information.
     The following table shows the distribution of the Company’s revenues by geography within the Global Generics segment, based on the location of the customer:

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
3. Segment reporting (continued)

	For the three months ended June 30,
	2009		2008

India	Rs.	2,393	Rs.	2,202
North America		6,026		2,808
Russia and other countries of the former Soviet Union		1,871		1,928
Europe		2,109		2,862
Others		621		487

	Rs.	13,020	Rs.	10,287

4.	Business combinations
     a. Acquisition of a unit of The Dow Chemical Company
     On April 28, 2008, the Company, through its wholly owned subsidiary Dr. Reddy’s Laboratories (EU) Limited, acquired a unit of The Dow Chemical Company associated with its United Kingdom sites in Mirfield and Cambridge for a total cash consideration of Rs.1,302 (U.S.$32). The acquisition included customer contracts and relationships, associated active pharmaceutical ingredient products, process technology and know-how, technology licensing rights and the Dowpharma Small Molecules facilities located in Mirfield and Cambridge, United Kingdom. The Company also took over the existing work force as a part of the acquisition. The acquisition resulted in technology related synergies for the Company’s existing Pharmaceutical Services and Active Ingredients segment and gave the Company access to an experienced research and development team.
     The Company has accounted for the acquisition under the purchase method in accordance with IFRS No. 3, “Business Combinations”. Accordingly, the financial results of this acquired business for the period from April 29, 2008 to March 31, 2009 have been included in the unaudited condensed consolidated interim financial statements of the Company.
     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	Recognized values on
Particulars	acquisition

Property, plant and equipment	Rs.	741
Intangible assets		801
Inventories		231
Non-current liabilities, net		(71)
Deferred tax liabilities, net		(250)

Net identifiable assets and liabilities	Rs.	1,452
Negative goodwill recognized in other expense/(income), net		(150)

Consideration paid in cash (1)	Rs.	1,302

(1)     Total consideration paid includes direct attributable costs of Rs.13.
     As the acquisition involved a combination of a purchase of a unit of an existing entity and a purchase of certain identifiable assets, the carrying value of assets and liabilities before acquisition could not be determined in accordance with IFRS.
     The estimated useful lives of intangibles acquired are as follows:-

Customer related intangible	4-11 years
Product related intangibles	6-13 years
     The negative goodwill on acquisition is attributable mainly to lower amounts paid towards inventories and intangible assets in the acquired business.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
4. Business combinations (continued)
     b. Acquisition of BASF Corporation’s manufacturing facility in Shreveport, Louisiana, U.S.A. and related pharmaceutical contract manufacturing business.
     On April 30, 2008, the Company acquired BASF Corporation’s pharmaceutical contract manufacturing business and its manufacturing facility in Shreveport, Louisiana, U.S.A. for a total cash consideration of Rs.1,639 (U.S.$40). The business involves contract manufacturing of generic prescription and OTC products for branded and generic companies in the United States. This business includes customer contracts, related approved ANDAs and approved NDAs, and trademarks, as well as the Shreveport manufacturing facility. The Company also took over the existing work force as a part of the acquisition. This acquisition relates to the Company’s Global Generics segment.
     The Company has accounted for the acquisition under the purchase method in accordance with IFRS No. 3, “Business Combinations”. Accordingly, the financial results of this acquired business for the period from May 1, 2008 to March 31, 2009 have been included in the unaudited condensed consolidated interim financial statements of the Company.
     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Recognized values on
Particulars	acquisition

Property, plant and equipment	Rs.	755
Intangible assets		482
Inventories		249
Deferred tax asset		53

Net identifiable assets and liabilities	Rs.	1,539
Goodwill on acquisition		100

Consideration paid in cash(1)	Rs.	1,639

(1)      Total consideration paid includes direct attributable costs of Rs.31.
     As the acquisition involved purchase of a unit of an existing entity with certain identifiable assets and liabilities, the carrying value of assets and liabilities before acquisition could not be determined in accordance with IFRS.
     The estimated useful lives of intangibles acquired are as follows:

Customer related intangibles	4 – 9 years
Product related intangibles	9 – 10 years
     Goodwill amounts to Rs.100 and is attributable mainly to the employee workforce acquired and the estimated values to be derived from the synergies for the Company due to cost savings.
     c. Acquisition of Jet Generici SRL
     On April 30, 2008, the Company acquired Jet Generici Srl, a company engaged in the sale of generic finished dosages in Italy, for a total cash consideration of Rs.148 (Euro 2.34). This acquisition resulted in the Company gaining an entry into the Italian market and access to Jet Generici’s customers, as well as the Company acquiring Jet Generici’s product related intangibles and employee workforce. The transaction was accounted for as an acquisition of a business under the purchase method in accordance with IFRS 3, whereby the Company assumed net liabilities of Rs.14 (primarily consisting of product supply related trade payables) which resulted in goodwill of Rs.162.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
4. Business combinations (continued)
     d. Pro-forma information
     If the above acquisitions had taken effect at the beginning of the reporting period (i.e., April 1, 2008), the revenue, profit before tax and profit after tax of the Company for the applicable periods on a pro-forma basis would have been as below:

	Three months ended
	June 30, 2008

Revenue	Rs.	15,182
Profit before tax		1,127
Profit after tax		1,072
5. Financial instruments
     Hedging of fluctuations in foreign currency
     The Company is exposed to exchange rate risk which arises from its foreign exchange revenues, primarily in U.S. Dollars, British Pounds, Russian roubles and Euros, and foreign currency debt in U.S. Dollars and Euros.
     The Company uses forward exchange contracts and option contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates. Most of the forward exchange contracts and option contracts have maturities of less than one year after the statements of financial position date. Where necessary, the forward exchange contracts are rolled over at maturity.
     Forecasted transactions
     The Company classifies its option contracts hedging forecasted transactions as cash flow hedges and measures them at fair value. The fair value of option contracts used as hedges of forecasted transactions at June 30, 2009 was a liability of Rs.13 (as compared to a liability of Rs.323 at March 31, 2009). This amount was recognized as derivatives measured at fair value.
     Recognized assets and liabilities
     Changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognized in the income statements. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognized as part of “net finance costs”. The fair value of forward exchange contracts and option contracts used as economic hedges of monetary assets and liabilities in foreign currencies recognized in fair value derivatives was an asset of Rs.26 at June 30, 2009 (as compared to a liability of Rs.9 at March 31, 2009).
     Fair values
     The net carrying amount and fair value of all financial instruments, except derivative financial instruments, as at June 30, 2009 was a net liability of Rs.8,685 (as compared to a net liability of Rs.12,038 at March 31, 2009).
6. Cash and cash equivalents
     Cash and cash equivalents consist of:

	As of
	June 30, 2009		March 31, 2009

Cash balances	Rs.	15	Rs.	30
Balances with banks		6,169		5,566

Cash and cash equivalents on the statements of financial position		6,184		5,596
Bank overdrafts used for cash management purposes		(473)		(218)

Cash and cash equivalents on the cash flow statement	Rs.	5,711	Rs.	5,378

     Balances with banks amounting to Rs.16 as of each of June 30, 2009 and March 31, 2009 included above represent amounts pledged with statutory and other authorities as margin money, and are therefore restricted.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
7. Inventories
     Inventories consist of the following:

	As of
	June 30, 2009		March 31, 2009

Raw materials	Rs.	4,012	Rs.	3,518
Packing material, stores and spares		839		876
Work-in-process		3,027		2,976
Finished goods		6,055		5,856

	Rs.	13,933	Rs.	13,226

     During the three months ended June 30, 2009 and June 30, 2008, the Company recorded inventory write-downs of Rs.81 and Rs.37, respectively, on account of reductions in net realizable value. These adjustments were included in cost of revenues. Cost of revenues for June 30, 2009 and June 30, 2008 include raw materials, consumables and changes in finished goods and work in progress recognized in the income statements amounting to Rs.5,618 and Rs.5,397, respectively. The above table includes inventories amounting to Rs.366 and Rs.505 which are carried at fair value less cost to sell as at June 30, 2009 and March 31, 2009, respectively.
8. Property, plant and equipment
     Acquisitions and disposals
     During the three months ended June 30, 2009, the Company acquired assets at an aggregate cost of Rs.698 (as compared to a cost of Rs.2,838 and Rs.4,619 for the three months ended June 30, 2008 and the year ended March 31, 2009, respectively), including assets acquired through business combinations of Rs.0 (as compared to a cost of Rs.1,496 for assets acquired through business combinations for the three months ended June 30, 2008 and year ended March 31, 2009). Assets with a net book value of Rs.18 were disposed of during the three months ended June 30, 2009 (as compared to Rs.5 and Rs.66 for the three months ended June 30, 2008 and the year ended March 31, 2009, respectively), resulting in a net loss on disposal of Rs.12 (as compared to a gain of Rs.3 and Rs.15 for the three months ended June 30, 2008 and the year ended March 31, 2009, respectively). Depreciation expense for the three months ended June 30, 2009 was Rs.627 (as compared to Rs.556 for the three months ended June 30, 2008).
     Capital Commitments
     As of March 31, 2009 and June 30, 2009, the Company was committed to spend approximately Rs.996 and Rs.693, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.
9. Goodwill
     Goodwill arising upon acquisitions is not amortized but tested for impairment annually or more frequently if there are certain internal or external indicators.
     The following table presents the changes in goodwill during the three months ended June 30, 2009 and the year ended March 31, 2009:

	Three months ended		Three months ended		Year ended
	June 30, 2009		June 30, 2008		March 31, 2009

Opening balance (1)	Rs.	18,246	Rs.	17,088	Rs.	17,087
Goodwill arising on business combinations		—		315		262
Effect of translation adjustments		11		1,128		897

Closing balance (1)	Rs.	18,257	Rs.	18,531	Rs.	18,246

Less: Impairment loss (2)		(10,946)		(90)		(10,946)

	Rs.	7,311	Rs.	18,441	Rs.	7,300

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
9. Goodwill (continued)
(1)	This does not include goodwill arising upon investment in associates of Rs.181, which is included in the carrying value of the investment in the equity accounted investees.

(2)	The impairment loss includes Rs.10,856 for the year ended March 31, 2009 related to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Global Generics segment (refer to note 10 for further details). The impairment loss of Rs.90 for the year ended June 30, 2008 relates to the Company’s Proprietary Products segment.
10. Other intangible assets
     Acquisitions and Write-down of intangibles
     During the three months ended June 30, 2009, the Company acquired other intangible assets at an aggregate cost of Rs.15 (as compared to a cost of Rs.1,413 and Rs.1,647 for the three months ended June 30, 2008 and the year ended March 31, 2009, respectively), including assets acquired through business combinations of Rs.0 (as compared to a cost of Rs.1,312 for the three months ended June 30, 2008 and the year ended March 31, 2009, respectively). Amortization expenses for the three months ended June 30, 2009 was Rs.507 (as compared to amortization expenses of Rs.377 for the three months ended June 30, 2008).
     Impairment losses recorded during the year ended March 31, 2009
     During the year ended March 31, 2009, there were significant changes in the generics market related to the Company’s German subsidiary, betapharm Arzneimittel GmbH (“betapharm”). These changes included a decrease in the reference prices of its products, increased quantity of discount contracts being negotiated with State Healthcare Insurance Funds (“SHIs”), and announcement of a large competitive bidding sale (or “tender”) process from the Allgemeine Ortskrankenkassen (“AOK”), one of the largest SHI funds in Germany. Due to these adverse market developments, as at March 31, 2009, the Company tested the carrying value of its product related intangibles, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable value of the above product-related intangibles was determined as the higher of its value in use and its fair value less costs to sell. This resulted in the fair value less costs to sell being the recoverable value of such intangibles. The impairment testing indicated that the carrying values of certain product-related intangibles were higher than their recoverable value, resulting in the Company recording an impairment loss on certain product related intangibles amounting to Rs.3,167 during the year ended March 31, 2009.
     As at March 31, 2009, the Company also performed its annual impairment analysis related to the betapharm cash-generating unit, comprised of the above product related intangibles, the indefinite life trademark/brand –‘beta’ and acquired goodwill. The recoverable value of the betapharm cash-generating unit was based on its fair value less costs to sell, which was higher than its value in use. The impairment testing indicated that the carrying value of the betapharm cash-generating unit was higher than its recoverable value, resulting in the Company recording an impairment loss of goodwill amounting to Rs.10,856 during the year ended March 31, 2009.
     Change in estimated useful life of indefinite life trademark/brand –‘beta’
     Due to the above adverse market developments and consequential impairment losses recorded by the Company in its betapharm cash-generating unit, the Company has reviewed the useful life of its indefinite life intangible asset trademark/brand –‘beta’. The carrying amount of this intangible was Rs.6,926 as at March 31, 2009 and the Company determined it to be a finite life intangible asset with a useful life of 12 years. This change will consequently increase the future annual amortization expense of the Company by approximately Rs.577 (Euro 9) for the next 12 years.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
11. Loans and borrowings
     Short term loans and borrowings
     The Company had undrawn lines of credit of Rs.16,650 and Rs.16,603 as of June 30, 2009 and March 31, 2009, respectively, from its bankers for working capital requirements. These lines of credit are renewable annually. The Company has the right to draw upon these lines of credit based on its requirements.
     An interest rate profile of short term borrowings from banks is given below:

	As at
	June 30, 2009	March 31, 2009
Rupee borrowings	7.52%	7.52%
Foreign currency borrowings	LIBOR+ 100 - 225bps	LIBOR+ 100 - 225bps

     Long term loans and borrowings
     Long term loans and borrowings consist of the following:

	As of
	June 30, 2009		March 31, 2009
Rupee term loan	Rs.	6	Rs.	7
Foreign currency loan		12,556		13,326
Obligations under finance leases		296		300

		12,858		13,633

Less: Current portion
Rupee term loan		5		6
Foreign currency loan		3,723		3,477
Obligations under finance leases		19		18

		3,747		3,501

Non current portion
Rupee term loan		1		1
Foreign currency loan		8,833		9,849
Obligations under finance leases		277		282

	Rs.	9,111	Rs.	10,132

     During the three month period ended June 30, 2009, the Company repaid Rs.795 of foreign currency loans (consisting of Euro 11.4 million and U.S.$0.64 million), Rs.1 of Rupee term loans and Rs.3 of obligations under capital leases. During the year ended March 31, 2009, the Company repaid Rs.1,907 of foreign currency loans (consisting of Euro 27 million and U.S.$2 million), Rs.6 of Rupee term loans and Rs.12 of obligations under finance leases.
     An interest rate profile of long-term debt is given below:

As of
	June 30, 2009	March 31, 2009
Rupee borrowings	2.00%	2.00%
Foreign currency borrowings	EURIBOR + 70	EURIBOR +70
	bps and	bps and
	LIBOR+70 bps	LIBOR+70 bps

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
12. Amalgamation of Perlecan Pharma Private Limited
     During the three months ended June 30, 2009, the Company concluded a legal reorganization to amalgamate its wholly owned subsidiary, Perlecan Pharma Private Limited (“Perlecan”), into its own operations. The appropriate High Court approval was received by the Company during the three months ended June 30, 2009, which states that the Company would be able to offset the carry-forward tax losses of Perlecan against the taxable income of the Company for periods effective January 1, 2006. Accordingly, the Company has recorded an amount of Rs.250 representing the tax benefit arising from the carried forward tax losses of Perlecan as a reduction to its current tax liability with an offset to the existing deferred tax asset recognized for the tax losses of Perlecan as at March 31, 2009.
13. Other expense/(income), net
     Other expense/ (income), net consists of the following:

	Three months ended
	June 30, 2009		June 30, 2008
(Profit)/loss on sale of property, plant and equipment, net	Rs.	12	Rs.	(3)
Sale of spent chemical		(41)		(60)
Negative goodwill on acquisition of business		—		(150)
Miscellaneous income		(54)		(61)
Provision for expected claim from innovator		48		515

	Rs.	(35)	Rs.	241

14. Finance income, net
     Finance income/(expense), net consists of the following:

	Three months ended
	June 30, 2009		June 30, 2008
Interest income	Rs.	80	Rs.	69
Foreign exchange (loss)/gain		(84)		176
Profit on sale of investments		8		75
Interest expense		(139)		(243)

	Rs.	(135)	Rs.	77

15. Share capital and share premium
     During the three months ended June 30, 2009 and June 30, 2008, 198,493 and 124,637 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002. Each of these options was exercised at an exercise price of Rs.5. The amount of grant date fair value previously recognized for these options has been transferred from “share based payment reserve” to “share premium” in the statements of financial position.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
16. Earnings per share
     Basic earnings per share
     The calculation of basic earnings per share for the three month period ended June 30, 2009 was based on the profit attributable to equity shareholders of Rs.2,445 (as compared to a profit of Rs.1,111 for the three months ended June 30, 2008) and a weighted average number of equity shares outstanding during the three months ended June 30, 2009 and three months ended June 30, 2008 calculated as follows:

	Three months ended June 30,
	2009	2008
Issued equity shares as on April 1	168,468,777	168,172,746
Effect of shares issued on exercise of stock options	30,537	36,105
Weighted average number of equity shares at June 30	168,499,314	168,208,851
     Diluted earnings per share
     The calculations of diluted earnings per share for the three months ended June 30, 2009 was based on the profit attributable for equity shareholders of Rs.2,445 (as compared to a profit of Rs.1,111 for the three months ended June 30, 2008) and weighted average number of equity shares outstanding during three months ended June 30, 2009 and three months ended June 30, 2008 calculated as follows:

	Three months ended June 30,
	2009	2008
Weighted average number of equity shares at June 30 (Basic)	168,499,314	168,208,851
Effect of stock options outstanding	750,158	679,355
Weighted average number of equity shares at June 30 (Diluted)	169,249,472	168,888,206
17. Employee stock incentive plans
     Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):
     The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The compensation committee of the Board of DRL (the “Compensation Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.
     The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 1,721,700 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 573,778 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
     The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
17. Employee stock incentive plans (continued)
     Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.
     After the stock split effected in the form of stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

	Number of	Number of
	Options granted	Options granted
	under	under
Particulars	Category A	Category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102
     The Compensation Committee, at its meeting held in October 2007, proposed that the Company should absorb the full liability of the Fringe Benefit Tax upon exercise of all stock options granted on or prior to the date of its resolution. In respect of new grants to be made by the Company subsequent to the date of such resolution, the Fringe Benefit Tax will be recovered from employees upon the exercise of their stock options. An amendment to the DRL 2002 Plan reflecting the Compensation Committee’s proposal was approved by the shareholders at the Annual General Meeting held on July 22, 2008.
     In April 2007, certain employees surrendered their par value options under category B of the DRL 2002 Plan in exchange for par value options under category B of the DRL 2007 Plan (discussed below). The incremental cost due to such modifications was insignificant.
     Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”):
     The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The Compensation Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under DRL 2007 plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.
     The DRL 2007 Plan provides for option grants in two categories:
Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
     The Compensation Committee, at its meeting held in October 2007, proposed that the Company should absorb the full liability of the Fringe Benefit Tax upon exercise of all stock options granted on or prior to the date of its resolution. In respect of new grants to be made by the Company subsequent to the date of such resolution, the Fringe Benefit Tax will be recovered from employees upon the exercise of their stock options. An amendment to the DRL 2007 Plan reflecting the Compensation Committee’s proposal was approved by the shareholders at the Annual General Meeting held on July 22, 2008.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
17. Employee stock incentive plans (continued)
     Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 (the “Aurigene ESOP Plan”):
     Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc., who have completed one full year of service with Aurigene or its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. The options issued under the Aurigene ESOP Plan vest in periods ranging from one to three years, including certain options which vest immediately on grant, and generally have a maximum contractual term of three years.
     During the year ended March 31, 2008, the Aurigene ESOP Plan was amended to increase the total number of options reserved for issuance to 7,500,000 and to provide for Aurigene’s recovery of the Fringe Benefit Tax from employees upon the exercise of their stock options.
     Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the “Aurigene Management Plan”):
     In the year ended March 31, 2004, Aurigene adopted the Aurigene Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. As of March 31, 2008, there were no stock options outstanding under the Aurigene Management Plan. The plan was closed by a resolution of the shareholders in January 2008.
     Stock option activity during the period:
     The terms and conditions of the grants made during the three months ended June 30, 2009 under the above plans were as follows:

	Number of	Exercise	Vesting	Contractual
	instruments	price	period	life

DRL 2002 Plan:
- Category A	—	—	—	—
- Category B	359,840	INR 5.00	1 to 4 years	5 years

DRL 2007 Plan:
- Category A	—	—	—	—
- Category B	74,600	INR 5.00	1 to 4 years	5 years

Aurigene ESOP Plan:	—	—	—	—
     The terms and conditions of the grants made during the three months ended June 30, 2008 under the above plans are as follows:

	Number of	Exercise	Vesting	Contractual
	instruments	price	period	life

DRL 2002 Plan:
- Category A	—	—	—	—
- Category B	355,820	INR 5.00	1 to 4 years	5 years

DRL 2007 Plan:
- Category A	—	—	—	—
- Category B	74,400	INR 5.00	1 to 4 years	5 years

Aurigene ESOP Plan:	—	—	—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
17. Employee stock incentive plans (continued)
     The weighted average inputs used in computing the fair value of such grants were as follows:

	Three months ended June 30,
	2009	2008

Expected volatility	36.45%	29.39%
Exercise price	Rs.5.00	Rs.5.00
Option life	2.44 years	2.44 years
Risk-free interest rate	5.05%	7.84%
Expected dividends	0.82%	0.59%
Grant date share price	612.95	639.85
     The fair values of services received in return for share options granted to employees are measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on the Black Scholes model.
     For the three months ended June 30, 2009 and June 30, 2008, amounts of Rs.40 million and Rs.34 million, respectively, have been recorded as total employee stock based compensation expense under all of the Company’s stock incentive plans. As of June 30, 2009, there was approximately Rs.319 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.22 years.
18. Employee benefit plans
     Gratuity benefits
     In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of government-owned corporations.
     The components of net periodic benefit cost for the three months ended June 30, 2009 and June 30, 2008 are as follows:

	Three months ended June 30,
	2009		2008

Service cost	Rs.	13	Rs.	11
Interest cost		7		6
Expected return on plan assets		(6)		(5)
Recognized net actuarial (gain) / loss		2		—

Net amount recognized	Rs.	16	Rs.	12

     Pension plan
     All employees of Industrias Quimicas Falcon de Mexico S.A. de C.V. (“Falcon”) are entitled to a pension plan in the form of a defined benefit plan. The pension plan provides a payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities in respect of the pension plan are determined by an actuarial valuation, based upon which the Company makes contributions to the pension plan fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of Falcon.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
18. Employee benefit plans (continued)
     The components of net periodic benefit cost for the three months ended June 30, 2009 and June 30, 2008 are as follows:

	Three months ended June 30,
	2009		2008
Service cost	Rs.	3	Rs.	4
Interest cost		6		5
Expected return on plan assets		(5)		(4)
Amortization of net transition obligation/(asset)		2		1

Net amount recognized	Rs.	6	Rs.	6

Severance payments of German subsidiaries
On account of the significant adverse events in the German generic pharmaceuticals market as described in Note 10 above, the Company resolved to implement a workforce reduction and restructuring of its German subsidiaries, betapharm and Reddy Holding GmbH, to achieve a more sustainable workforce structure in light of the current climate within the German generic pharmaceuticals industry. Accordingly, during the three months ended June 30, 2009, the management and works councils (i.e., organizations representing workers) of betapharm and Reddy Holding GmbH entered into a “reconciliation of interest” agreement, which set out the overall termination benefits payable to identified employees. Accordingly an amount of Rs.482 (Euro 7.3) has been recorded as termination benefits and is included as part of “Selling and general and administrative expenses” in the unaudited consolidated condensed interim income statements for the three months ended June 30, 2009.
19. Income taxes
     Income tax expenses are recognized based on the Company’s best estimate of the weighted average annual income tax rate for the financial year applied to the pre-tax income of the interim period. The Company’s consolidated effective tax rate for the three months ended June 30, 2009 and June 30, 2008 was 22.90% and 7.02%, respectively. The difference between the estimated average annual effective income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses not deductible for tax purposes, income exempted from income taxes, effects of changes in tax laws and rates, and the effects of minimum alternate taxes.
     The effective tax rate for the three months ended June 30, 2009 increased significantly as compared to the three months ended June 30, 2008, and such increase was primarily attributable to the following factors:
•	An increase in the projected annual profits in jurisdictions having higher tax rates for the current fiscal year ended March 31, 2010; and

•	During the three months ended June 30, 2008, the effective tax rate included a tax benefit that arose in the Company’s German operations, largely on account of a provision for damages in the olanzapine litigation between Eli Lilly and the Company in Germany, as described in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009. The effective tax rate during the three months ended June 30, 2009 did not enjoy any such tax benefit.
20. Related parties
     The Company has entered into transactions with the following related parties:
•	Diana Hotels Limited for availing hotel services;

•	A.R. Life Sciences Private Limited for availing processing services of raw materials and intermediates;

•	Dr. Reddy’s Holdings Private Limited for the purchase and sale of active pharmaceutical ingredients;

•	Dr. Reddy’s Foundation for Human and Social Development towards contributions for social development;

•	Institute of Life Science towards contributions for social development;

•	K.K. Enterprises for availing packaging services for formulation products;

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
20. Related parties (continued)
•	SR Enterprises for transportation services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.
     These are enterprises over which key management personnel have control or significant influence (“significant interest entities”). “Key management personnel” consists of the Company’s Directors and Management council members. Additionally, the Company has also provided/taken loans and advances from significant interest entities.
     The Company has also entered into transactions with its former equity accounted investee Perlecan Pharma (now merged into its own operations) and its joint venture Reddy Kunshan. These transactions are in the nature of reimbursement of research and development expenses incurred by the Company on behalf of Perlecan Pharma, revenue from research services performed by the Company for Perlecan Pharma and purchase of active pharmaceutical ingredients by the Company from Reddy Kunshan.
     The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.
     The Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”), which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees.
     The following is a summary of significant related party transactions:

	Three months ended June 30,
	2009		2008
Purchases from significant interest entities	Rs.	68	Rs.	48
Sales to significant interest entities		21		31
Contribution to a significant interest entity towards social development and research and development		48		25
Hotel expenses paid to significant interest entities		2		2
Lease rental paid to key management personnel and their relatives		7		5
     The following table describes the components of compensation paid to key management personnel:

	Three months ended June 30,
	2009		2008
Salaries and other benefits	Rs.	107	Rs.	119
Contributions to defined contribution plans		3		3
Commission to directors		75		65
Share-based payments		7		15

Total	Rs.	192	Rs.	202

     Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.
     The Company had the following amounts due from related parties:

	As at
	June 30, 2009		March 31, 2009
Significant interest entities	Rs.	12	Rs.	43
Key management personnel		5		5

     The above tables as at June 30, 2009 and March 31, 2009 do not include the amounts of Rs.1,080 and Rs.1,080, respectively, paid as advances towards the purchase of land from a significant interest entity, which has been disclosed under capital work-in-progress in the Company’s statements of financial position.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
20. Related parties (continued)
     The Company had the following amounts due to related parties:

	As at
	June 30, 2009		March 31, 2009
Significant interest entities	Rs.	56	Rs.	68
21. Contingencies
     Guarantees
     The Company’s equity accounted investee, Reddy Kunshan, secured a credit facility of Rs.36 from Agricultural Bank of China (“Agricultural Bank”). As of June 30, 2009, the Company had issued a corporate guarantee of Rs.36 in favor of Agricultural Bank to enhance the credit standing of Reddy Kunshan. The guarantee is required to be renewed every year and the Company’s liability may arise in the event of non-payment by Reddy Kunshan of the amount withdrawn under its credit facility.
     Litigations, etc.
     The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.
     However, although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note 21 to the unaudited condensed consolidated interim financial statements, the Company does not expect them to have a materially adverse effect on its financial position. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.
     Product and patent related matters
          Norfloxacin, India litigation
     The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the maximum selling price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
21. Contingencies (continued)
     During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to Rs.285 including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which amounted to Rs.77. The Company deposited this amount with the Government of India in November 2005 and is awaiting the outcome of its appeal with the Supreme Court. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. The Company has fully provided for the potential liability related to the principal amount demanded by the Government of India. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India including penalties or interest, if any, which amounts are not readily ascertainable.
          Fexofenadine, United States litigation
     In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. The Company is presently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredients (“API”) patents which are at issue in the litigation. The Company has obtained summary judgment in respect of each of the formulation patents. Teva Pharmaceuticals Industries Limited (“Teva”) and Barr Pharmaceuticals, Inc. (“Barr”) have been defending a similar action in the same court.
     In September 2005, pursuant to an agreement with Barr, Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation. Teva has obtained summary judgment in respect of each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during Teva’s hearing are likely to be substantially similar to those which will be presented with respect to the Company’s fexofenadine hydrochloride tablet products.
     Subsequent to the preliminary injunction hearing, Aventis sued Teva and Barr for infringement of a new patent claiming polymorphic forms of fexofenadine. The Company utilizes an internally developed polymorph and has not been sued for infringement of the new patent. On November 18, 2008, Teva and Barr announced settlement of their litigation with Aventis. Litigation between the Company and Aventis continues. No trial has been scheduled at this time. If Aventis is ultimately successful in its allegation of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride tablet sales made by the Company, and could also be prohibited from selling these products in the future.
          Alendronate Sodium, Germany litigation
     In February 2006, Merck & Co. (“Merck”) initiated proceedings against betapharm before the German Civil Court of Mannheim alleging infringement of the basic patent for Fosamax (Merck’s brand name for alendronate sodium). Betapharm and some other companies are selling generic versions of this product in Germany. Merck’s patent, which expired in April 2008, was nullified in June 2006 by the German Federal Patent Court. However, Merck filed an appeal against this decision at the German Federal Supreme Court. The German Civil Court of Mannheim decided to stay the proceedings against betapharm until the German Federal Supreme Court has decided upon the validity of the patent. In March 2007, the European Patent Office granted Merck another patent for Fosamax, which is relevant to the composition of betapharm’s alendronate sodium product. betapharm filed protective writs to prevent a preliminary injunction without a hearing. betapharm also filed an opposition against this new patent at the European Patent Office, which scheduled a hearing on the matter in March 2009. In August 2007, Merck initiated patent infringement proceedings against betapharm before a German civil court. In the oral hearing which took place in March 2009 at European Patent Office, the new patent was nullified. There are other jurisdictions within Europe where Merck’s patent has already been revoked. As a result of this, the Company continues selling its generic version of Fosamax. If Merck is ultimately successful in its allegations of patent infringement, the Company could be required to pay damages related to the above product sales made by the Company, and could also be prohibited from selling these products in the future.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
21. Contingencies (continued)
          Oxycodon, Germany litigation
     The Company is aware of litigation with respect to one of its suppliers for oxycodon, which is sold by the Company and other generic pharmaceutical companies in Germany. In April 2007, a German trial court rejected an application for an interim order by the innovator company against the Company’s supplier. The innovator has filed an infringement suit of formulation patents against the Company’s supplier in the German Civil Court of Mannheim as well as in Switzerland (where the product is manufactured). The Company’s supplier and all licensees have filed a nullity petition at the German Federal Patent Court, and have also filed a “Declaration of Intervention Against” at the European Patent Office. The German court in Mannheim decided that the Company’s supplier’s product is non-infringing, but the innovator appealed the decision. The appeal is pending. As of June 30, 2009, based on a legal evaluation, the Company continues to sell this product.
          Olanzapine, Canada litigation
     The Company supplies certain generic products, including olanzapine tablets (the generic version of Eli Lilly’s Zyprexa® tablets), to Pharmascience, Inc. for sale in Canada. Several generic pharmaceutical manufacturers have challenged the validity of the Zyprexa patents in Canada. In June 2007, the Canadian Federal Court held that the invalidity allegation of one such challenger, Novopharm Ltd., was justified and denied Eli Lilly’s request for an order prohibiting sale of the product. Eli Lilly responded by suing Novopharm for patent infringement. Eli Lilly also sued Pharmascience for patent infringement, but that litigation was dismissed after the parties agreed to be bound by the final outcome in the Novopharm case. As reflected in Eli Lilly’s regulatory filings, the settlement allows Pharmascience to market olanzapine tablets subject to a contingent damages obligation should Eli Lilly be successful in its litigation against Novopharm. The Company’s agreement with Pharmascience includes a provision under which the Company shares a portion of all cost and expense incurred as a result of settling lawsuits or paying damages that arise as a consequence of selling the products. For the preceding reasons, the Company is exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product. A trial for Novopharm case concluded in April 2009. At this stage, the outcome of this litigation cannot be predicted.
     Environmental matter
     The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.30 per acre for dry land and Rs.1.70 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The matter is pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in favor of the Company.
     Indirect taxes related matter
     During the year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Authorities demanded payment of Rs.176 from the vendor, including penalties of Rs.90. Through the same notice, the Authorities issued a penalty claim of Rs.70 against the Company. During the year ended March 31, 2005, the Authorities issued an additional notice to this vendor demanding Rs.226 from the vendor, including a penalty of Rs.51. Through the same notice, the Authorities issued a penalty claim of Rs.7 against the Company. Furthermore, during the year ended March 31, 2006, the Authorities issued an additional notice to this vendor demanding Rs.34. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Authorities appealed against CESTAT’s order in the Supreme Court. The matter is pending in the Supreme Court.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
21. Contingencies (continued)
     Regulatory matters
     In November 2007, the Attorneys General of the State of Florida and the Commonwealth of Virginia each issued subpoenas to the Company’s U.S. subsidiary, Dr. Reddy’s Laboratories, Inc. (“DRLI”). In March 2008, the Attorney General of the State of Michigan issued a Civil Investigative Demand (“CID”) to DRLI. These subpoenas and the CID generally required the production of documents and information relating to the development, sales and marketing of the products ranitidine, fluoxetine and buspirone, all of which were sold by Par Pharmaceuticals Inc. (“Par”) pursuant to an agreement between Par and DRLI. DRLI has responded to these requests, and will continue to cooperate with the Attorneys General in these investigations if it is asked to do so.
     Additionally, the Company and its affiliates are involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Company does not believe that there are any such pending matters that will have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

ITEM 2. OPERATING AND FINANCIAL REVIEW
     The following discussion and analysis should be read in conjunction with the consolidated financial statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2009, all of which is on file with the SEC (our “Form 20-F”) and the unaudited condensed consolidated interim financial statements contained in this Report on Form 6-K and the related statement of cash flow and notes (collectively, the “Financial Statements”).
     This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.
Three months ended June 30, 2009 compared to the three months ended June 30, 2008
     The following table sets forth, for the periods indicated, our consolidated revenues and gross profits by segment:

	(Rs. in millions)						(Rs. in millions)
	Three months ended June 30, 2009						Three months ended June 30, 2008
						Gross						Gross
			Revenues			profit %			Revenues			profit %
			% to	Gross		to			% to	Gross		to
	Revenues		total	profit		revenues	Revenues		total	profit		revenues

Pharmaceutical Services and Active Ingredients	Rs.	4,869	27%	Rs.	1,704	35%	Rs.	4,613	31%		1,499	32%
Global Generics		13,020	71%		8,313	64%		10,287	68%		5,942	58%
Proprietary Products		112	1%		73	65%		39	1%		31	31%
Others		188	1%		82	44%		99	—		22	59%

Total	Rs.	18,189	100.0%	Rs.	10,172	56%	Rs.	15,038	100.0%	Rs.	7,494	50%

     The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Percentage of Sales		Percentage
	Three months ended June 30,		Increase/(Decrease)
	2009	2008
Revenues	100%	100%	21%
Gross profit	56%	50%	36%
Selling, general and administrative expenses	33%	34%	17%
Research and development expenses	5%	7%	(6)%
Other (income)/expense, net	—	2%	NC *
Results from operating activities	18%	7%	195%
Finance (income)/expense, net	1%	(1)%	NC *
Profit before income taxes	17%	8%	165%
Income tax (expense)/benefit, net	(4)%	(1)%	NC *
Profit for the period	13%	7%	120%

*	Not Comparable

Revenues
•	Our overall revenues increased by 21% to Rs.18,189 million in the three months ended June 30, 2009, from Rs.15,038 million in the three months ended June 30, 2008. In November 2008, we launched sumatriptan, our authorized generic version of Imitrex®, in the United States. In the three months ended June 30, 2009, U.S. sumatriptan sales contributed Rs.2,054 million to our overall revenues. Excluding the revenues from sumatriptan sales, our revenues grew by 7% to Rs.16,135 million during the three months ended June 30, 2009.

•	Revenues from our Pharmaceutical Services and Active Ingredients segment increased by 6% to Rs.4,869 million during the three months ended June 30, 2009, from Rs.4,613 million during the three months ended June 30, 2008. The increase was driven by a growth in revenues from Europe by 27% and our “Rest of the World” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India) by 9%. Such growth was partially offset by a decrease in revenues from North America by 8% and India by 13%.

•	Revenues from our Global Generics segment increased by 27% to Rs.13,020 million during the three months ended June 30, 2009, from Rs.10,287 million during the three months ended June 30, 2008. The increase was driven by a growth in revenues from North America (the United States and Canada), India and our “Rest of the World” markets. Such growth was partially offset by a decrease in our revenues from Europe. U.S. sumatriptan sales accounted for Rs.2,054 million of this segment’s revenues in the three months ended June 30, 2009.

•	During the three months ended June 30, 2009, we received 40% of our total revenues from North America (the United States and Canada), 20% of our revenues from Europe, 17% of our revenues from India, 10% of our revenues from Russia and other countries of the former Soviet Union, and 13% of our revenues from our “Rest of the World” markets.

•	During the three months ended June 30, 2009, on an average basis, the Indian rupee depreciated by approximately 17% against the U.S. dollar compared to the average exchange rate for the three months ended June 30, 2008. This depreciation had a positive impact on our sales because of the increase in Rupee realization from sales denominated in U.S. dollars.
Revenues Segment analysis
     Pharmaceutical Services and Active Ingredients (“PSAI”)
     During the three months ended June 30, 2009, revenues from our PSAI segment constituted 27% of our total revenues, as compared to 31% during the three months ended June 30, 2008. Revenues in this segment increased by 6% to Rs.4,869 million during the three months ended June 30, 2009, as compared to Rs.4,613 million during the three months ended June 30, 2008.
     During the three months ended June 30, 2009, revenues in India accounted for 13% of our revenues from this segment, as compared to 16% during the three months ended June 30, 2008. Revenues in India decreased by 13% to Rs.629 million during the three months ended June 30, 2009, as compared to Rs.722 million during the three months ended June 30, 2008. This decrease was primarily due to a decline in revenues from sales of ciprofloxacin and enrofloxacin. which were partially offset by growth in revenues from sales of ranitidine and clopidogrel.
     Revenues from outside India constituted 87% of our total revenues during the three months ended June 30, 2009, as compared to 84% during the three months ended June 30, 2008. Revenues from outside India increased by 9% to Rs.4,241 million during the three months ended June 30, 2009, from Rs.3,890 million during the three months ended June 30, 2008.
     Revenues in North America (the United States and Canada) decreased by 8% to Rs.995 million during the three months ended June 30, 2009 from Rs.1,085 million during the three months ended June 30, 2008. The decrease was largely due to lower revenues from sales of naproxen, finasteride, rabeprazole sodium and sertraline.
     Revenues in Europe increased by 27% to Rs.1,371 million during the three months ended June 30, 2009 from Rs.1,080 million during the three months ended June 30, 2008. The increase was mainly due to an increase in revenues from sales of gemcitabine and montelukast, partially offset by a decrease in revenues from sales of olanzapine, clopidogrel and ramipril.
     Revenues in our “Rest of the World” markets increased by 9% to Rs.1,875 million during the three months ended June 30, 2009, from Rs.1,726 million during the three months ended June 30, 2008. This increase was primarily due to growth in sales in Peru, Iran and Colombia, which was partially offset by decreases in sales in Mexico and Turkey.

Global Generics
     During the three months ended June 30, 2009, revenues from our Global Generics segment constituted 71% of our total revenues, as compared to 68% during the three months ended June 30, 2008. Revenues increased by 27% to Rs.13,020 million during the three months ended June 30, 2009 from Rs.10,287 million during the three months ended June 30, 2008.
     Revenues in India constituted 18% of our total Global Generics segment’s revenues during the three months ended June 31, 2008, as compared to 21% during the three months ended June 30, 2008. Revenues in India increased by 9% to Rs.2,393 million during the three months ended June 30, 2009, from Rs.2,202 million during the three months ended June 30, 2008. The increase in revenues was due to growth in sales volumes of key brands Razo, our brand of rabeprazole, Omez, our brand of omeprazole, and Nise, our brand of nimesulide. This growth was offset by a decrease in sales of Reditux, our brand of nituximab, and Enam, our brand of enalapril. New products launched in India accounted for Rs.90 million of this segment’s revenues during the three months ended June 30, 2009.
     Revenues from outside India constituted 82% of our total Global Generics segment’s revenues during the three months ended June 30, 2009, as compared to 79% during the three months ended June 30, 2008. Revenues from outside India increased by 31% to Rs.10,627 million during the three months ended June 30, 2009, from Rs.8,085 million during the three months ended June 30, 2008.
     Revenues in North America (the United States and Canada) increased by 115% to Rs.6,026 million during the three months ended June 30, 2009 from Rs.2,808 million during the three months ended June 30, 2008. This increase was primarily due to increases in revenues from sumatriptan, our authorized generic version of Imitrex®, which we launched in November 2008, and which contributed Rs.2,054 million to our revenues during the three months ended June 30, 2009. Excluding the revenues from sumatriptan sales, the revenues in North America grew by 41% to Rs.3,972 million during the three months ended June 30, 2009. This increase was mainly due to growth in sales of simvastatin, omeprazole and pravastatin, which was partially offset by decreases in sales from fexofenadine and finasteride.
     Revenues in Europe decreased by 26% to Rs.2,109 million during the three months ended June 30, 2009, as compared to Rs.2,862 million during the three months ended June 30, 2008. Revenues of betapharm decreased from Rs.2,521 million during the three months ended June 30, 2008 to Rs.1,606 million during the three months ended June 30, 2009. This decrease in revenues was primarily due to decreases in revenues from sales of Alendronate beta, our brand of alendronate, and Trambeta, our brand of tramadol, which were partially offset by an increase in sales of Oxycodon HCL beta, our brand of oxycodone. Lower sales for these products were mainly due to the decreased purchases, during the months of April and May 2009, by stockists in anticipation of reduced pricing which was expected to result under the AOK tender contracts once they became effective in June 2009. Revenues in Russia increased marginally by 2% to Rs.1,529 million during the three months ended June 30, 2009, from Rs.1,498 million during the three months ended June 30, 2008. Revenues from other countries of the former Soviet Union decreased by 20% to Rs.342 million during the three months ended June 30, 2009, as compared to Rs.429 million during the three months ended June 30, 2008. This decrease was primarily due to a decrease in revenues in Kazakhstan and Ukraine, which was partially offset by an increase in revenues in Belarus and Uzbekistan.
     Revenue from other markets grew by 28% to Rs.621 million during the three months ended June 30, 2009, as compared to Rs.487 million during the three months ended June 30, 2008, driven by growth of revenues in Venezuela, Jamaica and Vietnam.
Gross Margin
     Total gross margin as a percentage of total revenues was 56% during the three months ended June 30, 2009, as compared to 50% during the three months ended June 30, 2008. Total gross margin increased to Rs.10,172 million during the three months ended June 30, 2009 from Rs.7,494 million during the three months ended June 30, 2008.
     Pharmaceutical Services and Active Ingredients
     Gross margin of this segment increased to 35% of this segment’s revenues during the three months ended June 30, 2009, as compared to 32% of this segment’s revenues during the three months ended June 30, 2008. The increase in gross margin was mainly due to a decline in sales of naproxen, which contributed lower margins, and also due to changes in the sales mix of the products (i.e., an increase in the proportion of sales of lower gross margin products and a decrease in the proportion of sales of higher gross margin products).
     Global Generics
     Gross margin of this segment increased to 64% of this segment’s revenues during the three months ended June 30, 2009, as compared to 58% of this segment’s revenues during the three months ended June 30, 2008. The increase was primarily due to the high margin revenues from the U.S. sales of sumatriptan.

Selling, general and administrative expenses
     Selling, general and administrative expenses as a percentage of total revenues were 33% during the three months ended June 30, 2009, as compared to 34% during the three months ended June 30, 2008. Selling, general and administrative expenses increased by 17% to Rs.5,927 million during the three months ended June 30, 2009, from Rs.5,086 million during the three months ended June 30, 2008. In the current period, we recorded a one-time charge of Rs.482 million related to termination benefits payable to a set of identified employees in Germany. We have also announced the closure of our research facility at Atlanta, Georgia in the United States, which triggered one-time closure related costs in the three months ended June 30, 2009. Other than the above one-time expenses, the balance of the increase in selling, general and administrative expenses was attributable to an increase in employee cost, which was in line with an increase in head count and annual raises, and an increase in marketing expenses due to increased marketing activities for new product launches in our Global Generics and Proprietary Products segments.
     Furthermore, amortization expenses increased by 35% to Rs.507 million during the three months ended June 30, 2009, from Rs.377 million during the three months ended June 30, 2008. The increase was primarily due to the amortization of our ‘beta’ trademark/brand in Germany with effect from the three months ended June 30, 2009. This trademark/brand, which had previously been considered an indefinite life intangible asset, was re-assessed and determined to be a finite life intangible asset with a useful life of 12 years due to its reduced influence in the German market.
Research and development expenses
     Research and development costs decreased by 6% to Rs.985 million during the three months ended June 30, 2009, from Rs.1,050 million during the three months ended June 30, 2008. As a percentage of revenues, research and development expenditures accounted for 5% of our total revenues in the three months ended June 30, 2009, as compared to 7% during the three months ended June 30, 2008. This decrease was primarily attributable to lower research and development activity undertaken during the three months ended June 30, 2009.
Other (income)/expense, net
     During the three months ended June 30, 2009, we recorded net other income of Rs.35 million, as compared to the net other expense of Rs.242 million during the three months ended June 30, 2008. The three months ended June 30, 2008 had a provision of Rs.515 million towards the estimated damages payable to Eli Lilly relating to its olanzapine patent in Germany, which provision was partly offset by a gain of Rs.150 million on account of negative goodwill arising from the acquisition of The Dow Chemical Company’s small molecule business.
Results from operating activities
     As a result of the foregoing, our results from operating activities increased to Rs.3,295 million during the three months ended June 30, 2009, as compared to a profit of Rs.1,118 million during the three months ended June 30, 2008.
Finance income/(expense), net
     During the three months ended June 30, 2009, our net finance expense was Rs.135 million, as compared to net finance income of Rs.77 million during the three months ended June 30, 2008.
     During the three months ended June 30, 2009, our finance income, excluding foreign exchange gain/loss, decreased by 39% to Rs.88 million, from Rs.144 million during the three months ended June 30, 2008. The decrease was attributable to a decrease in our interest income from fixed deposits resulting from a reduction in our fixed deposits base as well as a decline in gains on sales of investments. During the three months ended June 30, 2009, our interest expense decreased by 43% to Rs.139 million, from Rs.243 million during the three months ended June 30, 2008. This decrease was primarily due to a decline in interest rates on our long term borrowings, which was partially offset by an increase in our packing credit loans in foreign currencies.
     Foreign exchange loss was Rs.84 million for the three months ended June 30, 2009, as compared to foreign exchange gain of Rs.176 million for the three months ended June 30, 2008.
Profit before income taxes
     As a result of the foregoing, profit before income taxes increased to Rs.3,171 million during the three months ended June 30, 2009, as compared to profit before income taxes of Rs.1,195 million during the three months ended June 30, 2008.

Income tax expense
Income tax expense was Rs.726 million during the three months ended June 30, 2009, as compared to an income tax expense of Rs.84 million during the three months ended June 30, 2008. The increase in the current quarter tax expense, after taking into account the absence in the current period of the below referenced olanzapine litigation tax benefit which applied during the three months ended June 30, 2008, is in line with the increase in profitability base Our consolidated effective tax rate for the three months ended June 30, 2009 and June 30, 2008 was 22.90% and 7.02%, respectively. The effective tax rate for the three months ended June 30, 2009 increased significantly because of the following factors:
•	Increase in our projected annual profits in jurisdictions having higher tax rates for the current fiscal year 2010; and

•	During the three months ended June 30, 2008, the effective tax rate included a tax benefit that arose in our German operations largely on account of a provision for damages in the olanzapine litigation between Eli Lilly and the Company in Germany, as described in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009. The effective tax rate during the three months ended June 30, 2009 did not enjoy any such tax benefit.
Profit for the period
     As a result of the above, our net profit increased to Rs.2,445 million during the three months ended June 30, 2009, as compared to a net profit of Rs.1,111 million during the three months ended June 30, 2008.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES
     We have primarily financed our operations through cash flows generated from operations and short term loans and borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, and regular business operations.
     As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.
     The following table summarizes our statements of cash flows for the periods presented:

	Three months ended June 30,
	2009		2009		2008
	(Rs. in millions , U.S.$ in thousands)
Net cash from/(used in):
Operating activities	Rs.	4,571	U.S.$	96	Rs.	919
Investing activities		(567)		(12)		(2,885)
Financing activities		(3,949)		(83)		(2,389)

Net increase/(decrease) in cash and cash equivalents	Rs.	5	U.S.$	1	Rs.	(4,355)

Operating Activities
     The net cash inflow in operating activities was Rs.4,571 million for the three months ended June 30, 2009, as compared to a net cash inflow from operating activities of Rs.919 million for the three months ended June 30, 2008. The net cash provided by operating activities increased significantly during the current period primarily on account of:
•	an increase in net profits for the period by Rs.1,334 million, primarily due to the launch of sumatriptan, our authorized generic version of Imitrex®; and

•	a significant increase in cash inflow on account of higher collections of receivables from customers.
Investing Activities
     Our investing activities resulted in a net cash outflow of Rs.567 million for the three months ended June 30, 2009, as compared to a net cash outflow of Rs.2,885 million for the three months ended June 30, 2008. This decrease in cash outflow from investing activities was primarily due to the fact that cash outflow during the three months ended June 30, 2008 included cash used by us during that period to acquire the Dowpharma Small Molecules business, BASF’s manufacturing facility in Shreveport, Louisiana and Jet Generici Srl.
Financing Activities
     Our financing activities resulted in a net cash outflow of Rs.3,949 million for the three months ended June 30, 2009, as compared to a net cash outflow of Rs.2,389 million for the three months ended June 30, 2008. The increase in net cash outflow from financing activities was primarily due to repayment of short term borrowings during the three months ended June 30, 2009, which were borrowed to fund our short term working capital requirements, and repayment of long term debt in accordance with agreed repayment terms with lenders.
     The following table provides a list of our principal debts outstanding as of June 30, 2009:

Debt	Principal Amount				Interest Rate
	(Rs. in millions, U.S.$/ EURO in millions )
Short-term borrowings from					Rupee borrowings-7.52%
banks (for working capital)	Rs.	3251	U.S.$	28	Foreign currency borrowings – LIBOR+ 100 - 225bps

					Rupee borrowings-2.00%
Long term loans	Rs.	12,858	U.S.$	10	Foreign currency borrowings LIBOR + 70 bps

			EURO	183	EURIBOR + 70 bps

ITEM 4. RECENT DEVELOPMENTS
     In May 2009, we announced that, during the three month period ending September 30, 2009, our drug discovery operations at Hyderabad, India will be consolidated with Aurigene Discovery Technologies Limited (“Aurigene”), one of our wholly-owned subsidiaries. Aurigene is a partnership based drug discovery biotechnology company headquartered in Bangalore, India. Our discovery research business resources (i.e., employees, facility and infrastructure) will be transferred to Aurigene, which will now operate out of two sites: Bangalore and Hyderabad. In addition, we will be creating a new group to focus on proprietary products development, which will be responsible for building our proprietary, branded research and development portfolio in collaboration with various partners and service providers. This organization will work with Aurigene and other discovery biotechnology companies to ensure effective management of our ongoing and future drug discovery programs. All of the existing intellectual property of our drug discovery operations will be owned and managed by this new group. This group will also have responsibility for our research and development portfolio and our differentiated formulations efforts. As part of the reorganization, we will close our research facility located in Atlanta, Georgia, U.S.A.
     In June 2009, we entered into a partnership with GlaxoSmithKline plc (“GSK”) to develop and market select products across emerging markets outside India. Under the terms of the agreement, GSK has access to our diverse portfolio and future pipeline of more than 100 branded pharmaceuticals in certain therapeutic segments. The products will be manufactured by us and will be licensed and supplied to GSK in various emerging markets such as Africa, the Middle East, Latin America and Asia Pacific, excluding India. Revenues will be reported by GSK and will be shared with us in accordance with the terms of the agreement. In certain markets, products will be co-marketed by us and GSK.
     In June 2009, the Allgemeinen Ortsrankenkassen (“AOK”), one of the largest SHI funds in Germany, announced that it planned initiation of the next European Union wide tenders (i.e., competitive bidding processes) in August 2009. The tenders will be divided in 5 regional lots and shall cover 94 drugs and drugs combinations. The supply under the tender will be for a period of two years.
     In June 2009, the management and works councils (i.e., organizations representing workers) of our German subsidiaries, betapharm and Reddy Holding GmbH, entered into a “reconciliation of interest” agreement, which sets out a workforce reduction and the overall termination benefits payable to identified employees. The agreement was necessary to achieve a more sustainable workforce structure in light of the current climate within the German generic pharmaceuticals industry.
     On June 5, 2009, we received approval from the U.S. FDA for our ANDA for omeprazole mg OTC. In March 2009, the U.S. District Court in the Southern District of New York had granted summary judgment in our favor, finding that the “Omeprazole Mg OTC” ANDA filed by us does not infringe the patents related to Astra Zeneca’s Prilosec OTC®. Omeprazole mg is indicated for the treatment of heartburn and our formulation contains 20.6 mg of omeprazole magnesium salt. Preparations for the launch of our product are under way.

ITEM 5. TREND INFORMATION
Global Generics
     The United States, Germany, India, Russia and other countries of former Soviet Union are the most significant key strategic markets for our Global Generics business, accounting for more than 90% of the revenues of this segment for the three months ended June 30, 2009. In all of these markets, excluding Germany, we continue to grow our revenues as a result of our product franchise and customer and distributor relationships built over the years.
     In the United States, our revenues for the quarter ended June 30, 2009 represented an increase of 115%, as compared to our revenues for the quarter ended June 30, 2008, led by growth of both existing products and new products, particularly sumatriptan (our authorized generic version of Imitrex®). We are also looking at new channels of growth in the coming years through our over-the-counter business and government business to further increase the scale of our generic pharmaceuticals business in the United States. In the next few years, a large number of U.S. pharmaceutical related patents are set to expire and we have positioned our pipeline and infrastructure capabilities to address a substantial portion of these expirations. We intend to expand our portfolio over the next few years by adding solid dosage forms, as well as alternate dosage forms, and by complementing our internal product development effort through business alliances. We intend to broaden not only our customer base but also our products, by focusing more on difficult-to-make and limited competition products. In the past several years, we have settled multiple Paragraph IV lawsuits under the Hatch-Waxman Act, and these settlements will result in guaranteed product launches. These settlements, together with any 180-day exclusivity periods that we may obtain under our other Paragraph IV filings and with our focus on difficult-to-make generic products, are part of our strategy to achieve the goal of at least one opportunity with limited competition every year for the next few years. We expect that these product launches will augment our growing base revenues. As of June 30, 2009, we had filed a total of 139 ANDAs with the U.S. FDA, of which 67 were pending approval.
     In Germany, starting in June 2009, product supplies commenced under the contracts awarded by AOK in its competitive bidding (or “tender”) process. Our revenue from Germany for the three months ended June 30, 2009 was Euros 24 million, representing a 38% decline over the three months ended June 30, 2008 due to decreased sales volumes as a result of contracts which were awarded to third parties in the AOK tender. For the 8 products that we won in the AOK tender, we have seen a significant increase in the volumes and reduction in the margins, while we have seen a fall in the sales volumes of our other products in Germany. We believe that ongoing health care reforms and changing market dynamics, in terms of a move to a commoditized market environment, will continue to cause pressure on price realization for our product portfolio in Germany, leading to a business model of “high volumes and low margins”. To a major extent, we have realigned our organizational structure and cost base in betapharm to remain competitive in this emerging scenario. We expect continuing challenges in this market as we continue to see a significant decline in prices, and the trend in the balance of the market moving to a tender based model. This will likely cause our revenues and profits for the fiscal year ending March 31 2010 to be lower than the fiscal year ended March 31 2009.
     In India, Operations Research Group International Medical Statistics (“ORG IMS”) has noted that the Indian pharmaceutical market is projected to grow at 12-14% per annum between 2008 and 2020, achieving a terminal market value of U.S.$30 billion. The major growth influencers will be population dynamics, high disease prevalence, increased health care access, changing health care models and greater capacity to spend. According to ORG IMS in its June 2009 moving quarterly total report, the Indian pharmaceutical market continues to be highly fragmented and dominated by Indian companies. As per this report, the Indian pharmaceutical industry recorded a growth in value (defined in terms of revenues) of 13.2% over the previous year while we recorded a growth of 15.5% in revenues from sales in India. This higher than industry growth was primarily due to revenues from new product launches in India, as well as our initiatives in supply chain excellence. Six of our brands continue to be ranked among the top 300 brands in India in terms of sales. Our leading brand Omez, including the umbrella of all products launched under the Omez brand, reached sales of approximately Rs.1 billion for the year ended March 31, 2009. India still continues to contribute to our overall profitability because of the strong brand franchise that we enjoy with our customers. Also contributing to the attractiveness of the Indian market is our growing and niche presence in dermatology, dental, urology and oncology therapeutic areas, especially our biologics products in the oncology area.
     In Russia, the ongoing financial crisis has impacted liquidity in the market. We continue to maintain our focus on receivables and credit terms. According to Pharmexpert, a market research firm, in its April-June 2009 report, the secondary prescription sales trend for the Russian generic pharmaceuticals market as compared to same period last year indicates a decline of 5% in U.S. dollar value, but growth of 34% in rouble value terms. During the same period, our secondary sales grew by 3% in U.S. dollar value terms and 46% in rouble value terms. However in terms of volumes, the growth was negative for both the industry and us. The volumes were lower for us as compared to the previous year due to the reduced purchase of goods by wholesalers and partly due to liquidity issues in the Russian economy. As per the same report, we were ranked No. 13 in sales in Russia, with a market share of 1.46%.
Pharmaceutical Services and Active Ingredients
     In this segment, we are focused on acquiring new customers and increasing our level of engagement with existing customers in key global markets, by marketing additional products from our product portfolio. We are also focused on identifying unique product opportunities in key markets and protecting them through patenting strategies. In this segment, we also market process development and manufacturing services to customers, primarily consisting of innovator pharmaceutical and biotechnology companies, with an objective to become their preferred partner of choice. Our focus is to leverage our skills in process development, analytical development, formulation development and Current Good Manufacturing Practice (“cGMP”) manufacturing to serve the customer’s needs. Changes in the business model for our services business are beginning to take shape, and we are switching to a more product based service offering based on our rich pipeline of active pharmaceutical ingredients combined with our intellectual property expertise.
     For this segment, our revenues for the three months ended June 30, 2009 increased by approximately 6%. With the reversal of the recessionary trends in some of the unregulated markets, we are beginning to see traction for this business in these markets. In the regulated markets, we have been able to create a strong pipeline of launches and key customers. The trend in our order book, which had weakened in the second half of the previous year, has shown an improvement, up 27% from the three months ended March 31, 2009. More than two-thirds of our order books are comprised of orders for the regulated markets of North America and Europe, and we expect this segment’s business to grow faster for the balance of the fiscal year ending March 31, 2010.
     Our portfolio of drug master filings (“DMFs”) and intellectual property expertise provide us a platform to become a partner of choice to innovators and large pharmaceutical companies. As of June 30, 2009, we had a pipeline of 355 DMFs, of which 148 were in the United States. With patent expirations in several markets in the next few years, we intend to promote growth in the coming years by leveraging our strong intellectual property expertise and DMF pipeline. The success of our products in our key markets is contingent upon the extent of competition in the generics market, and we anticipate that such competition will continue to be significant.
Proprietary Products
     Our investments in research and development of new chemical entities (“NCEs”) have been consistently focused towards developing promising therapeutics. Strategically, we continue to seek licensing and development arrangements with third parties to further develop our pipeline products. As part of our research program, we also pursue collaborations with leading institutions and laboratories all over the world. Currently, one of our NCEs is going through Phase III clinical trials. Some of our compounds are being developed in partnership with our partners, and the others are being developed in-house. As we make progress in advancing our pipeline through various stages of clinical development, we are also building capabilities in drug development. We believe this will help to enhance the value of our NCE assets. We expect to further complement our internal research and development efforts by pursuing strategic partnerships and alliances in our key focus areas.

ITEM 6 EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Independent Auditors’ Report on Review of Unaudited Condensed Consolidated Interim Financial Information

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: September 3, 2009	By:	/s/ V.S. Suresh
		Name:	V.S. Suresh
		Title:	Company Secretary